
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                    For the period ended December 31, 2000



                           Trend Micro Incorporated
                (Translation of Registrant's Name into English)

                          Odakyu Southern Tower, 10F
                              2-1, Yoyogi 2-chome
                       Shibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F     X     Form 40-F
                                    -------            -------

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes       No     X
                                 -----    ---------

    If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     N/A
                                                  -----------
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                           Trend Micro Incorporated
                                   Form 6-K

                               TABLE OF CONTENTS
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                                                                                                            Page
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Item 1.            Trend Micro Reports of First-Half Results for the Fiscal Year Ended December 31, 2000      3
                   (consolidated and non-consolidated)

Item 2.            Announcement of Listing of Trend Micro Shares on the Tokyo Stock Exchange                  3

Signatures                                                                                                    4

Exhibit Index                                                                                                 5

Exhibit 1          Trend Micro Reports of First-Half Results for the Fiscal Year Ended December 31,           6
                   2000 (consolidated and non-consolidated)

Exhibit 2          Press release regarding Trend Micro consolidated first-half results for the fiscal        44
                   year ended December 31, 2000

Exhibit 3          Press release regarding the listing of Trend Micro shares on the Tokyo Stock Exchange     48

                                       2
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Item 1.  Trend Micro Reports of First-Half Results for the Fiscal Year Ended
December 31, 2000

         On August 10, 2000, Trend Micro released its Digests of Earnings Results for the First-Half of the Fiscal Year Ended December 31, 2000 (consolidated and non-consolidated). Attached as Exhibits 1 and 2 hereto are a copy of an English translation of these reports and a press release dated August 10, 2000 regarding Trend Micro's consolidated first-half results for the fiscal year ended December 31, 2000.

Item 2.  Announcement of Listing of Trend Micro Shares on the Tokyo Stock
Exchange

         On August 10, 2000, Trend Micro announced that its shares will be listed on the first section of the Tokyo Stock Exchange commencing August 17, 2000, and will simultaneously be delisted from the OTC market. Attached as
Exhibit 3 hereto is a copy of an English translation of a press release dated August 10, 2000 pertaining to the listing on the Tokyo Stock Exchange.

                                       3
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                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       TREND MICRO INCORPORATED



                                       By:  /s/ Chang Ming-Jang
                                           -------------------------------------
                                           Name:  Chang Ming-Jang
                                           Title: Representative Director;
                                                  President, Chief Executive
                                                  Officer and Chairman of
                                                  the Board
                                                  (Principal Executive Officer)

Date: August 11, 2000

                                       4
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                                 EXHIBIT INDEX
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                                                                                       Page
Exhibit 1      Trend Micro Reports of First-Half Results for the Fiscal Year Ended        6
               December 31, 2000 (consolidated and non-consolidated)

Exhibit 2      Press release regarding Trend Micro's consolidated first-half results     44
               for the fiscal year ended December 31, 2000

Exhibit 3      Press release regarding the listing of Trend Micro shares on the Tokyo    48
               Stock Exchange
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                                       5